GRAUBARD MILLER

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

212-818-8800

June 6, 2007

Mr. John Reynolds

Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:

Courtside Acquisition Corp.

Amendment No. 2 to Proxy Statement on Schedule 14A

Filed June 5, 2007

File No. 000-32549

Dear Mr. Reynolds:

On behalf of Courtside Acquisition Corp. (the “Company” or “Courtside”), and as indicated in our letter dated June 4, 2007, we respond as follows to comment 3 contained in the Staff’s comment letter dated May 29, 2007 with respect to Amendment No. 1 to the above-captioned Preliminary Proxy Statement and repeated below.

3.

With respect to discussions with potential investors, describe the contacts with such persons or entities and provide an analysis regarding whether such contacts are offers under the Securities Act.

As stated in our responses to comments 1 and 2 in the Staff’s letter of May 29, 2007, the meetings introduce Courtside’s and ACN’s management to persons believed to have an interest in Courtside’s acquisition of ACN’ assets.  The purpose of the meetings was to explain to those persons the business and operations of ACN as well as the terms of the purchase agreement.  There were no discussions, arrangements or understandings concerning the methods through which they may become securityholders, other than indicating that Courtside shares were traded on the AMEX.  No written outlines, instructions or materials were used by any person on behalf of Courtside or ACN other than the preliminary proxy statement and slide presentations and press releases that were filed as exhibits to Current Reports on Form 8-K.  We do not believe that such contacts are offers under the Securities Act.

We acknowledge that the definition of an “offer” is quite broad, including “every attempt or offer to dispose of, or solicitation of an offer to buy . . . for value.”  Securities Act § 2(a)(3).   Publicity in contemplation of an imminent distribution may constitute an offer under the securities laws, even where the publicity does not constitute an offer under the common law, if it “conditions the public mind” or “arouses public interest” in an issuer or its securities as part of a selling effort.  Commission Release No. 33-3844.  Nonetheless, legitimate disclosure to investors unrelated to a selling effort is allowed and, in fact, is often required by the Exchange Act.  In the case of the investor presentations or road shows conducted by Courtside, however, no distribution of securities of Courtside is being made or contemplated and there is no selling effort with respect to such securities.  If a person desired to purchase securities as a result of these activities, he would have to buy them from a third-party in an open market or privately negotiated transaction.  Courtside has no securities to sell to such person.

We believe that activities such as those conducted by Courtside come well within the scope of activities long permitted to be engaged in by companies that have securities that are traded in the public markets.   Among these are the widely available group telephone calls that investors may join in and participate, including calls where financial analysts also participate.  The purpose of these events is the same as the purpose of Courtside’s road shows to enable people who have in interest in the host company, including an interest in purchasing the host company’s securities in the public market, to learn about important events concerning the host company.  We could find no authority that would challenge the propriety of such events under the securities laws, so long as no non-public information was being disseminated.  As stated, the only information given out at Courtside’s meetings is information that has been filed with the Commission.

Based on the foregoing, we respectfully submit that the activities in question do not constitute the making of an offer to purchase Courtside’s securities under the Securities Act or other securities laws.

Very truly yours,

Noah Scooler